SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 5)(1)


                                  HAUSER, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   419141403
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Peter Hafermann
                              Zuellig Botanicals, Inc.
                              2550 El Presidio Street
                               Long Beach, CA  90810
                                 (310) 637-9566

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                     Copies to:

                                Mark C. Easton, Esq.
                               O'Melveny & Myers, LLP
                               400 South Hope Street
                               Los Angeles, CA  90071
                                  (213) 430-6549

                                  October 29, 2003

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.419141403                       13D                 Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Zuellig Group N.A., Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,186,215**
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,186,215**

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,193,426

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.1%***

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes right of Zatpack, Inc. to acquire 992,789 shares through exercise of a warrant.
*** Based on 6,436,891 shares of Issuer's common stock, $0.001 par value per share, outstanding as of February 11, 2003, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 2002, filed with the SEC on February 14, 2003.

CUSIP No.419141403                       13D                 Page 3 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Zuellig Botanicals, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,186,215**
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,186,215**

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,204,955

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.7%***

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes right of Zatpack, Inc. to acquire 992,789 shares through exercise of a warrant.
*** Based on 6,436,891 shares of Issuer's common stock, $0.001 par value per share, outstanding as of February 11, 2003, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 2002, filed with the SEC on February 14, 2003.

CUSIP No.419141403                       13D                 Page 4 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Zatpack, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         992,789**

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,186,215**
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         992,789**

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,186,215**

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,186,215**

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.5%***

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes right of Zatpack, Inc. to acquire 992,789 shares through exercise of a warrant.
*** Based on 6,436,891 shares of Issuer's common stock, $0.001 par value per share, outstanding as of February 11, 2003, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 2002, filed with the SEC on February 14, 2003.

CUSIP No.419141403                       13D                 Page 5 of 6 Pages

                                 SCHEDULE 13D

     This Amendment No. 5 amends the Schedule 13D filed on June 24, 1999, as amended by Amendment No. 1, filed on January 14, 2000, as further amended by Amendment No. 2, filed on July 10, 2001, as further amended by Amendment No. 3, filed on December 19, 2001, and as further amended by Amendment No. 4, filed on February 6, 2002 (as so amended, the "Schedule 13D") on behalf of Zatpack Inc. ("Zatpack"), an international business company organized under the laws of the British Virgin Islands, Zuellig Group N.A., Inc. ("ZGNA"), a Delaware corporation and a wholly owned subsidiary of Zatpack, and Zuellig Botanicals, Inc. ("ZBI"), a Delaware corporation and a wholly owned subsidiary of ZGNA (Zatpack, ZGNA and ZBI are collectively referred to as the "Reporting Persons"), relating to the common stock, par value $.001 per share ("Common Stock"), of Hauser, Inc. (the "Issuer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D, as amended (the "Schedule 13D").

Item 2.   Identity and Background.

      The lists of executive officers and directors of the Reporting Persons referred to in paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety and attached hereto as Exhibits A, B and C.

      Paragraphs (d) and (e) of Item 2 are hereby amended and restated in their entirety as follows:

      (d) None of the Reporting Persons, nor, to the best of their knowledge any of the directors, executive officers, persons controlling any of the Reporting Persons, or executive officers and directors of any corporation or other person ultimately in control of such Reporting Persons and as set forth in Exhibits A, B and C attached hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons, nor, to the best of their knowledge any of the directors, executive officers, persons controlling any of the Reporting Persons, or executive officers and directors of any corporation or other person ultimately in control of such Reporting Persons and as set forth in Exhibits A, B and C attached hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

      Item 4 is hereby amended by adding the following paragraph after the last paragraph of Item 4 of the Schedule 13D:

      On October 15, 2003, ZBI, the Issuer and Botanicals International Extracts, Inc. ("BIE" and together with Issuer, the "Sellers") entered into an Asset Purchase Agreement (the "Asset Purchase Agreement"), pursuant to which the Sellers have agreed to sell, at Closing (as defined in the Asset Purchase Agreement), substantially all of the assets of BIE's business of manufacturing, marketing and distributing certain botanical extracts, dietary and nutritional supplements, nutraceuticals and vitamins (the "Business") to ZBI in exchange for cash, future royalty payments on certain products, billing and collection services and the assumption of certain liabilities by ZBI (the "Transaction").

      The consummation of the Transaction and the other transactions contemplated by the Asset Purchase Agreement and any ancillary documents are subject to the satisfaction or waiver of several closing conditions, including but not limited to approval by the Bankruptcy Court (as defined in the Asset Purchase Agreement), the absence of any developments or changes that would have a material adverse effect on the assets being acquired by ZBI or the Business, ZBI obtaining financing from Wells Fargo Bank, N.A., delivery to ZBI of agreements not to sue from certain of the Sellers' unsecured creditors and certain other closing conditions typical for transactions of this type. Prior to the Closing, ZBI or the Sellers may terminate the Asset Purchase Agreement under certain circumstances, in each case as set forth in the Asset Purchase Agreement. There can be no assurance that the Transaction will be consummated.

Item 7. Material to be Filed as Exhibits.

The following exhibits are hereby amended and restated in their entirety:

o Exhibit A: Information relating to Directors and Officers of Zuellig Group N.A., Inc.

o Exhibit B: Information relating to Directors and Officers of Zuellig Botanicals, Inc.

o  Exhibit C: Information relating to Directors of Zatpack, Inc.

The following exhibits are being filed pursuant to this Amendment No. 5 to the Schedule 13D:

o Exhibit M: Revocation of Powers of Attorney executed in connection with the filings under the Securities Exchange Act of 1934.

o Exhibit N: Asset Purchase Agreement dated as of October 15, 2003, by and among Hauser, Inc., Botanical International Extracts, Inc., and Zuellig Botanicals, Inc. (Incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on October 27,
   2003).

CUSIP No.419141403                       13D                 Page 6 of 6 Pages


                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2003

                                        Zatpack, Inc.


                                        By:  /s/ David Turner
                                            ------------------------------------
                                             David Turner
                                             Director

                                        Zuellig Group N.A., Inc.


                                        By:  /s/ David Turner
                                            ------------------------------------
                                             David Turner
                                             Chairman

                                        Zuellig Botanicals, Inc.


                                        By:  /s/ Peter Hafermann
                                            ------------------------------------
                                             Peter Hafermann
                                             President




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).